King & Spalding LLP
1185 Avenue of the Americas
New York, New York 10036-4003
www.kslaw.com
Stephen M. Wiseman
Direct Dial: 212-556-2265
Direct Fax: 212-556-2222
swiseman@kslaw.com
July 14, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Daniel Lee
                  Re:       CDC Corporation
Ladies and Gentlemen:
     On behalf of CDC Corporation (“CDC”), we are responding to the oral comments received from Mr. Daniel Lee on July 12, 2006.
     In accordance with Mr. Lee’s request, this letter is being delivered as a response to a Staff comment and includes CDC’s response to that comment.
     Staff’s Comment: Please explain why certain of CDC’s press releases issued between June 23, 2006 and June 27, 2006 are not solicitations of proxies covered by Rule 14a-2(b)(1)(v) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). As part of your response, please also explain why the Schedule TO, filed by CDC and CDC Software Acquisition Corp. on July 12, 2006, is not similarly a solicitation of proxies.
     CDC’s Response: CDC believes that the press releases and the Schedule TO are not “solicitations” within the meaning of Rule 14a-1 promulgated under the Exchange Act. Neither the press releases nor the Schedule TO is intended, explicitly or implicitly, to seek to influence how any shareholders of Onyx Software Corporation (“Onyx”) will vote at the Onyx shareholders meeting that is scheduled for August 1, 2006, with respect to the proposed merger among Onyx, Orion Acquisition Corporation and M2M Holdings, Inc. (the “Proposed Merger”). The press releases were issued to inform the shareholders of CDC’s belief that the board of directors of Onyx had not adequately considered CDC’s

Securities and Exchange Commission
July 14, 2006

offer and to refute what CDC believed were misleading and incorrect statements published by Onyx about CDC. In issuing the press releases, CDC was seeking to increase public pressure on the Onyx board of directors to enter into discussions with CDC (in the same manner as “bear hug” letters). The Schedule TO specifically states that it is not soliciting proxies and, furthermore, is conditioned on the merger agreement with respect to the Proposed Merger being terminated, not on a vote at the Onyx shareholders meeting. CDC is seeking to negotiate with the Onyx board of directors and have them terminate their merger agreement before the shareholders meeting with respect to the Proposed Merger. Shareholders can vote on the Proposed Merger and still tender their shares in the CDC tender offer.
     Rule 14a-2 provides various circumstances under which the dissemination requirements of Section 14A under the Exchange Act (“Regulation 14A”) do not apply, including any solicitation that does not “seek . . . the power to act as a proxy for a security holder . . . .” Rule 14a-2(b)(1)(v) goes on to state, however, that the foregoing exemption does not apply to “[a]ny person soliciting in opposition to a merger . . . transaction[s] recommended or approved by the board of directors of the registrant who is proposing or intends to propose an alternative transaction to which such person or one of its affiliates is a party.” While CDC has proposed an alternative transaction, they are not seeking proxies. We acknowledge that Section 14a-1 defines “solicitation” to include “any request to execute or not to execute, or to revoke, a proxy”, as well as a “communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.” CDC is not seeking to have Onyx shareholders revoke their proxies or to have them vote for or against the Proposed Merger. CDC is seeking to have discussions with the Onyx board and to have shareholders tender into its tender offer, regardless of how they vote on the Proposed Merger.
     Furthermore, Regulation 14A does not appear to provide a means for CDC to have filed the press releases or the Schedule TO. Rule 14a-12, which permits solicitations prior to the furnishing of a proxy statement to a company’s security holders, would appear not to be available to CDC because it did not, and does not, intend to send a proxy statement to Onyx shareholders soliciting their votes against the Proposed Merger. See Rule 14a-12(a)(2). Question 3 in Part I.D. of the Third Supplement (July 2001) to Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (the “Telephone Manual”) asks “[c]an you rely on the exemption provided by Rule 14a-12 to engage in soliciting activities before the proxy statement is furnished to security holders if you do not ever intend to file or disseminate a proxy statement?” The answer in the Telephone Manual is “No: In order to rely on Rule 14a-12 soliciting parties must intend to furnish a proxy statement to security holders.” Based on this answer, since CDC does not intend to disseminate a proxy statement, if the press releases and the Schedule TO are deemed to be “solicitations”, CDC could not rely on Rule 14a-12. Accordingly, CDC could only correct misstatements about its offer to the board of Onyx or launch a tender offer if it determined to begin a proxy solicitation

Securities and Exchange Commission
July 14, 2006

against the Proposed Merger and disseminate a proxy statement as well. In effect, a third party interested in acquiring a company after that company has disseminated proxy materials could never launch a tender offer without also disseminating proxy materials against the proposed merger. We believe that so long as CDC’s communications to Onyx shareholders and the public are made in respect of its tender offer and are not seeking to have Onyx shareholders vote a certain way on the Proposed Merger, that filing these materials on Schedule TO and otherwise complying with the rules under the Exchange Act regulating tender offers is sufficient to comply with the Exchange Act.
     We trust that the foregoing is responsive to your comments. Should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at (212) 556-2265 or E. William Bates, II of King & Spalding LLP at (212) 556-2240.
     Thank you for your assistance.

Very truly yours,
/s/ Stephen M. Wiseman
Stephen M. Wiseman

cc:	Kim Liou
CDC Corporation
E. William Bates, II
King & Spalding LLP